Mail Stop 0309

							November 18, 2004


Arnold Hantman
Chief Executive Officer
SFBC International, Inc.
11190 Biscayne Boulevard
Miami, Florida 33181

Re:	SFBC International, Inc.
	Registration Statement on Form S-3
	File Number 333-120152

Dear Mr. Hantman:

	This is to advise you that we are not conducting a full review of the above registration statement. However, we will be reviewing the accounting disclosure in your Form 10-K for the period ended December
31, 2003. You will receive our accounting comments under separate cover. All comments will need to be fully resolved before we take final action on the registration statement.

	We also note that you have a confidential treatment request pending. Any issues that arise during our examination of the request will need to be satisfied before we will consider a request for acceleration of the effective date of the registration statement.

	Finally, we have the following comments regarding your Form S-3:

Selling Securityholders, page 18

1. We note the disclosure in footnote (2) on page 21 regarding broker-dealers and affiliates of broker-dealers. If any selling security holder is a broker-dealer, the prospectus must state that such holder is an underwriter. The only exception to this requirement is if the broker-dealer received their securities as compensation for underwriting activities. Please identify such underwriters both in the Selling Securityholders section and in the Plan of Distribution section. Note that it is not sufficient to state these parties "may be" underwriters.

2. In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

* the selling security holder purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the Selling Securityholders and Plan of Distribution sections must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

3. For all selling securityholders who are not broker-dealers, please identify the natural persons who have voting and investment control of the securities being offered.

4. We note that in footnote (3) on page 22, you state that information about unidentified selling securityholders will be provided either by amendment or by prospectus supplement. Our position is that any seller who is not identified in the prospectus pre-effectively must be identified in a post-effective amendment, except that a prospectus supplement may be used if the seller is a transferee of a holder who was identified pre-effectively. Since footnote (3) relates only to holders who are not yet identified, it will not be possible for you to use a prospectus supplement to identify these holders. Therefore, please delete the reference in the footnote to prospectus supplements.

*	*	*

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at (202) 942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Alison W. Miller, Esq.
	David M. Seifer, Esq.
	Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
	150 West Flagler Street, Suite 2200
	Miami, Florida 33130
Arnold Hantman
SFBC International, Inc.
November 18, 2004
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